Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING
RESULTS FOR THE THIRD QUARTER OF 2018

October 29, 2018, Athens, Greece, DryShips Inc. (NASDAQ:DRYS) ("DryShips" or the "Company"), a diversified owner and operator of ocean going cargo vessels, today announced its unaudited financial and operating results for the quarter ended September 30, 2018.
Third Quarter 2018 Financial Highlights

-	For the third quarter of 2018, the Company reported net income of $11.6 million, or $0.12 basic and diluted earnings per share.

Included in the third quarter of 2018 results are gains from the sale of vessels to unaffiliated buyers and vessel impairments totaling $5.1 million, or $0.05 earnings per share. Excluding the aforementioned gains and vessel impairments, the Company's net results would have amounted to net income of $6.5 million, or $0.07 earnings per share.

-	The Company reported Adjusted EBITDA of $17.2 million for the third quarter of 2018.[1]

Recent Developments

•	Acquisition of Vessels

On October 29, 2018, the Company agreed to purchase four vessels from entities that may be deemed to be beneficially owned by the Company's Chairman and Chief Executive Officer, Mr. George Economou, for an aggregate purchase price of $198.5 million. The vessels to be acquired are three Newcastlemax drybulk carriers, two of which built in 2016 and one built in 2017 and one coated Aframax tanker built in 2010. The purchase includes existing financing in place and will be effected by way of stock purchase agreements and/or long-term bareboat charter parties with purchase obligations.

All vessels are expected to be delivered to DryShips before the end of 2018 and in connection with the transaction, entities that may be deemed to be beneficially owned by Mr. George Economou, have also agreed to time charter the three Newcastlemaxes on index-linked time charters of flexible durations, with optionality for DryShips to convert these index-linked time charters to fixed rate charters.

TMS Dry Ltd. and TMS Tankers Ltd., entities that may be deemed to be beneficially owned by Mr. George Economou, have agreed to forgo all commissions effective under the various respective management agreements in connection with the aforementioned vessel purchases.

The vessel purchases were approved by the independent directors of the Company's board of directors, based on the fair market value of each vessel as determined by independent third party broker valuations.

1          Adjusted EBITDA is a non-U.S. GAAP measure; please see later in this press release for reconciliation to net income / (loss).

•	Vessel Deliveries

On August 14, August 17 and August 20, 2018, the Company's Panamax vessels Bargara, Capitola and Mendocino, were each delivered to their respective new owners according to the terms of the previously announced Memoranda of Agreement.

On October 15, 2018, the VLGC Mont Gelé, in accordance to the terms of the previously announced Memorandum of Agreement, was delivered to its new owners and the vessel's then outstanding $35.2 million loan balance was fully repaid along with its associated costs.

•	Common Stock Repurchase Program

On October 5, 2018, the Company completed in full its previously announced $50.0 million stock repurchase program (the "Repurchase Program"). Under the Repurchase Program, the Company has repurchased a total of 10,864,227 shares of its common stock for an aggregate amount of $50.5 million, including commissions. The current outstanding number of shares of the Company's common stock is 93,410,481.

On October 29, 2018, the Company's Board of Directors authorized a new stock repurchase program, under which the Company may repurchase up to $50 million of its outstanding common shares for a period of 12 months (the "New Repurchase Program"). DryShips may repurchase shares in privately negotiated or open-market purchases in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The specific timing and amount of repurchases, if any, will be at the discretion of the Company's management and will depend upon a variety of factors, including market conditions, regulatory requirements and other corporate considerations. The Company is not obligated under the program to purchase any shares. Due to applicable securities laws, the Company's repurchase of shares will not begin at the earliest until the second business day after the release of the Company's financial statements for the third quarter ending September 30, 2018. The New Repurchase Program may be suspended or discontinued at any time. The Company expects to finance the stock purchases with existing cash balances.

Fleet List

The table below describes the Company's fleet as of October 29, 2018:
	Year		Gross rate	Redelivery
	Built	DWT	Per day	Earliest	Latest
Drybulk fleet

Newcastlemax:
Bacon	2013	205,170	T/C Index Linked	Nov-18	Jan-19
Huahine	2013	206,037	$24,500	Feb-19	Apr-19
Judd	2015	205,796	$20,700	Jan-19	Apr-19
Marini	2014	205,854	T/C Index Linked	Dec-18	Feb-19
Morandi	2013	205,854	$22,000	Feb-19	May-19

Kamsarmax:
Castellani	2014	82,129	Spot	N/A	N/A
Kelly	2017	81,300	Spot	N/A	N/A
Matisse	2014	81,128	Spot	N/A	N/A
Nasaka	2014	81,918	Spot	N/A	N/A
Valadon	2014	81,198	Spot	N/A	N/A

Panamax:
Catalina	2005	74,432	Spot	N/A	N/A
Levanto	2001	73,925	Spot	N/A	N/A
Ligari	2004	75,583	Spot	N/A	N/A
Majorca	2005	74,477	Spot	N/A	N/A
Rapallo	2009	75,123	Spot	N/A	N/A
Raraka	2012	76,037	Spot	N/A	N/A
Tanker fleet

Very Large Crude Carrier:
Shiraga	2011	320,105	Spot	N/A	N/A

Suezmax:
Marfa	2017	159,513	Spot	N/A	N/A
Samsara	2017	159,855	$18,000 Base rate plus profit share	Mar.-22	May-25

Aframax:
Balla	2017	113,293	Spot	N/A	N/A
Stamos	2012	115,666	Spot	N/A	N/A

Gas Carrier fleet

Very Large Gas Carriers:
Anderida(1)	2017	51,850	$29,997	Jun.-22	Jun.-25
Aisling(1)	2017	51,850	$29,997	Sep.-22	Sep.-25
Mont Fort(1)	2017	51,850	$28,833	Nov.-27	Nov.-27

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	Laid up	N/A	N/A
Colorado	2012	1,430	Laid up	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,401	Laid up	N/A	N/A
Jacaranda	2012	1,360	Laid up	N/A	N/A
Emblem	2012	1,363	Laid up	N/A	N/A
Jubilee	2012	1,317	Laid up	N/A	N/A

(1)	Sold and expected to be delivered to new owners in Q4 2018.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited)
(U.S. Dollars in thousands, except average daily results)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018
Average number of vessels(1)	21.8	18.2	16.8	20.0
Total voyage days for vessels(2)	2,002	1,654	4,582	5,394
Total calendar days for vessels(3)	2,002	1,655	4,582	5,448
Fleet utilization(4)	100.0%	99.9%	100.0%	99.0%
Time charter equivalent(5)	$8,557	$13,555	$7,323	$11,940
Vessel operating expenses (daily)(6)	$6,085	$5,615	$5,918	$6,469

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018
Average number of vessels(1)	4.0	5.1	2.0	4.4
Total voyage days for vessels(2)	368	460	543	1,207
Total calendar days for vessels(3)	368	460	543	1,207
Fleet utilization(4)	100.0%	100.0%	100.0%	100.0%
Time charter equivalent(5)	$10,932	$18,474	$10,650	$17,837
Vessel operating expenses (daily)(6)	$7,763	$7,224	$11,013	$7,558

Gas Carrier	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018
Average number of vessels(1)	1.2	4.0	0.4	4.0
Total voyage days for vessels(2)	111	368	114	1,082
Total calendar days for vessels(3)	111	368	114	1,082
Fleet utilization(4)	100.0%	100.0%	100.0%	100.0%
Time charter equivalent(5)	$28,216	$27,666	$27,860	$27,941
Vessel operating expenses (daily)(6)	$15,678	$7,152	$22,447	$8,454

(1) Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the period divided by the number of calendar days in that period.
(2) Total voyage days for fleet are the total days the vessels were in the Company's possession for the relevant period net of dry-docking and laid-up days.
(3) Calendar days are the total number of days the vessels were in the Company's possession for the relevant period including dry-docking days and laid-up days.
(4) Fleet utilization is the percentage of time that the Company's vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from the Company's vessels, the most directly comparable U.S. GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.
(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited) - continued
(In thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. Dollars, and voyage days)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018
Voyage revenues	$19,203	$24,613	$39,916	$69,894
Voyage expenses	(2,072)	(2,193)	(6,364)	(5,492)
Time charter equivalent revenues	$17,131	$22,420	$33,552	$64,402
Total voyage days for fleet	2,002	1,654	4,582	5,394
Time charter equivalent (TCE)	$8,557	$13,555	$7,323	$11,940

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018
Voyage revenues	$7,466	$14,360	$11,072	$35,507
Voyage expenses	(3,443)	(5,862)	(5,289)	(13,978)
Time charter equivalent revenues	$4,023	$8,498	$5,783	$21,529
Total voyage days for fleet	368	460	543	1,207
Time charter equivalent (TCE)	$10,932	$18,474	$10,650	$17,837

Gas Carrier	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018
Voyage revenues	$3,266	$10,589	$3,316	$31,472
Voyage expenses	(134)	(408)	(140)	(1,240)
Time charter equivalent revenues	$3,132	$10,181	$3,176	$30,232
Total voyage days for fleet	111	368	114	1,082
Time charter equivalent (TCE)	$28,216	$27,666	$27,860	$27,941

DryShips Inc.

Financial Statements
Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018

REVENUES:
Voyage revenues	$29,934	$49,562	$58,123	$136,873
	29,934	49,562	58,123	136,873

EXPENSES:
Voyage expenses	5,767	8,463	12,396	20,710
Vessel operating expenses	17,382	15,496	41,068	54,156
Depreciation	5,530	5,705	8,632	19,679
Impairment loss,(gain)/loss from sale of vessels and other	-	(5,099)	300	(10,208)
General and administrative expenses	7,843	7,219	23,638	22,000
Other, net	-	1,304	(12)	939

Operating income/(loss)	(6,588)	16,474	(27,899)	29,597

OTHER EXPENSES:
Interest and finance costs, net of interest income	(3,604)	(4,795)	(8,313)	(13,600)
Loss on private placement	(7,600)	-	(7,600)	-
Other, net	(190)	(76)	(521)	(45)
Total other expenses, net	(11,394)	(4,871)	(16,434)	(13,645)

Net income/(loss)	(17,982)	11,603	(44,333)	15,952

Net income/(loss) attributable to DryShips Inc.	$(17,982)	$11,603	$(44,333)	$15,952

Net income/(loss) attributable to DryShips Inc. common stockholders	(15,177)	11,603	(41,528)	15,952
Earnings/(Losses) per common share, basic and diluted	$(0.42)	$0.12	$(3.36)	$0.16
Weighted average number of shares, basic and diluted	36,186,606	97,325,053	12,356,150	100,518,047

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars except for share data)	December 31, 2017	September 30, 2018

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$30,226	$157,410
Other current and non-current assets	123,713	89,057
Vessels held for sale	-	297,280
Advances for vessels under construction	31,898	-
Vessels, net	749,088	563,592
Total assets	934,925	1,107,339

LIABILITIES AND STOCKHOLDERS' EQUITY

Total debt	216,969	424,100
Total other liabilities	10,920	11,893
Total stockholders' equity	707,036	671,346
Total liabilities and stockholders' equity	$934,925	$1,107,339

SHARE COUNT DATA
Common stock issued	104,274,708	104,274,708
Less: Treasury stock	-	(10,367,948)
Common stock issued and outstanding	104,274,708	93,906,760

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel sales and impairments and certain other non-cash items as described below. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, and the Company's calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by the Company's lenders as a credit metric and the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.
The following table reconciles net income / (loss) to Adjusted EBITDA:
(Expressed in Thousands of U.S. Dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2018	2017	2018

Net income/(loss) attributable to Dryships Inc	$(17,982)	$11,603	$(44,333)	$15,952

Add: Net interest expense	3,604	4,795	8,313	13,600
Add: Depreciation	5,530	5,705	8,632	19,679
Add: Dry-dockings and class survey costs	-	210	-	3,909
Add: Impairment loss, (gain)/loss from sale of vessel and other	-	(5,099)	300	(10,208)
Add: Loss on private placement	7,600	-	7,600	-
Add: Write-off of capitalized expenses	-	-	-	470
Add: Income taxes	61	2	81	4
Adjusted EBITDA	$(1,187)	$17,216	$(19,407)	$43,406
About DryShips Inc.

The Company is a diversified owner and operator of ocean going cargo vessels that operate worldwide. As of October 29, 2018, and not giving effect to any pending vessel transactions, the Company operates a fleet of 30 vessels comprising of (i) 6 Panamax drybulk vessels; (ii) 5 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 2 Suezmax tanker; (vii) 3 Very Large Gas Carriers; and (viii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com
Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com